[NAM TAI LOGO]                                       SECOND QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                           NAM TAI ELECTRONICS, INC.
     New Record Sales for Q2 2005, Gross Profit Margin Rebounds to Over 12%,
                                Guidance Exceeded

VANCOUVER, CANADA -- August 1, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2005.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

-------------------------------------------------------------------------------------------------------------------------------
                                          Quarterly Results                                  Half-Year Results
-------------------------------------------------------------------------------------------------------------------------------
                             2Q2005             2Q2004        YoY(%)            1H2005            1H2004            YoY(%)
-------------------------------------------------------------------------------------------------------------------------------
Net sales                   185,277            147,664         25.5            342,200           243,099             40.8
-------------------------------------------------------------------------------------------------------------------------------
Gross Profit                 23,835             22,275          7.0             42,252            36,571             15.5
-------------------------------------------------------------------------------------------------------------------------------
              % of sales      12.9%              15.1%                           12.3%             15.0%
-------------------------------------------------------------------------------------------------------------------------------
Income from operations       14,322             13,415          6.8             24,056            20,346             18.2
-------------------------------------------------------------------------------------------------------------------------------
              % of sales       7.7%               9.1%                            7.0%              8.4%
-------------------------------------------------------------------------------------------------------------------------------
     per share (diluted)      $0.33              $0.31          6.5              $0.56             $0.48             16.7
-------------------------------------------------------------------------------------------------------------------------------
Net income(a)                 5,997             83,027        (92.8)            19,803            90,414            (78.1)
-------------------------------------------------------------------------------------------------------------------------------
              % of sales       3.2%              56.2%                            5.8%             37.2%
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share(a)   $0.14              $1.93        (92.7)              0.46             $2.14            (78.5)
-------------------------------------------------------------------------------------------------------------------------------
Diluted earning per share     $0.14              $1.92        (92.7)              0.46             $2.14            (78.5)
-------------------------------------------------------------------------------------------------------------------------------
Weighted average number
of shares ('000)
  Basic                      42,736             43,100                          42,706            42,165
  Diluted                    42,988             43,141                          42,943            42,217
-------------------------------------------------------------------------------------------------------------------------------

Note:

(a) Included in net income in the second quarter of 2005 are the following other income/expenses items:
    - $6.5 million unrealized loss on impairment of marketable securities in TCL Communication (Based on the share price of TCL Communication as at June 30, 2005).
    - $1.3 million in expenses in relation to the termination of a potential listing of one of the Company's subsidiaries in Hong Kong.
    - $1.9 million gain from the partial disposal of the Company's interest in its subsidiary, Namtek Software Development Company Limited.

After adjusting for the above items, the Company's pro-forma Net Income and Pro-forma EPS (diluted) for the second quarter of 2005 would have been $11.9 million and $0.28, respectively.


                                                  (USD Million)   (EPS Diluted
                                                                      USD)
                                                  -------------   ------------
      GAAP-based Net Income                               6.0             0.14
      Add:

      - unrealized loss on the impairment of
        marketable securities in TCL              6.5             0.15

        Communication


      - expenses in relation to the termination   1.3             0.03
        of a potential listing of its subsidiary in Hong Kong.


      - gain on partial disposal of the          (1.9)            (0.04)
        Company's interest in Namtek Software
        Development Company Limited

                                         Total            5.9             0.14
                                                --------------------------------
      Pro-forma Net Income                               11.9             0.28
                                                --------------------------------


Nam Tai is very pleased to announce its strong performance in the second quarter of 2005. The Company achieved another all time quarterly sales record. This growth in sales had even exceeded the Company's second quarter upper sales guidance of $180 million. The growth in sales was mainly attributable to the growth of the Company's key component sub-assemblies business.

In addition to delivering record-breaking results, the Company also improved its gross profit margin. With the enhancement of production yield, and our cost-cutting sourcing strategy, we were able to improve our gross profit margin from 11.7% in the first quarter of 2005 to 12.9% in the second quarter of 2005. The diluted income from operations also increased to $0.33 per share, which also exceeded the second quarter upper guidance of $0.32.

Net profit for the second quarter was approximately $6 million, representing a decrease of 92.8% as compared with approximately $83 million in the second quarter of 2004. The significant decrease in the net profit was mainly due to the Company received a special other income of approximately $71 million from the IPO of one of its subsidiaries in Hong Kong during the second quarter of 2004.

Mr. Joseph Li, Chief Executive Officer of Nam Tai said, "We are very delighted to see that the Company has achieved outstanding results in both sales and profitability during the second quarter of 2005, which even exceeded our expectations. Such an achievement is a testament to the continued success of our strategy of focusing on the key component sub-assemblies business. We are confident of meeting the target of achieving a sales growth of 30%-35% in 2005 and reiterate our overall gross profit margin of approximately 12%."

"We are aware of the uncertainties in the market, such as the shortage of skilled labor in the PRC, the recent announcement of the 2% appreciation of the RMB on July 21, 2005, power supply shortages and high oil and material prices," commented Mr. Li. "The Company reviews these, and many other issues on a regular basis, and is taking appropriate steps to safeguard itself and to mitigate the potential impact on our performance. Our comparatively good wages and benefits allow us to maintain a very low labor turnover rate. Currently, the Company has one-third of its cash on hand in RMB, we do not expect any impact from the RMB appreciation on Nam Tai within this year. Moreover, we are likely to benefit from the 2% appreciation of the RMB on our reserves in the coming quarter. Our factories have their own electricity generating capability to ensure our operations will not be affected by any disruptions to the electricity supply. High costs of oil and raw materials will undoubtedly exert pressure on the Company's gross profit margin. Nevertheless, we expect it to be relieved by our proven cost-cutting sourcing strategy and long term relationship with our supplier."

Company Outlook
---------------

Competition remains keen, especially in the cellular phone market, but Nam Tai has successfully secured a number of new customers and orders to offset the potential impact from increased competition and we expect our growth to remain stable. Going forward, the Company will continue to expand its operation in the PRC and restructure its Hong Kong operation to keep a minimal workforce, which we will maintain for so long as our subsidiaries are listed on The Stock Exchange of Hong Kong Limited. To keep abreast of the rapid growth in coming years, the Company is actively exploring the opportunity to purchase additional land in Shenzhen, the PRC, to further expand its manufacturing facilities.

Looking into the third quarter of 2005, we are confident that stable growth momentum and a gross profit margin of over 12% will be maintained. The Company is pleased to give its projection for the third quarter of 2005 based on market information and current order situation as follows:

(In millions of US Dollars, except for earnings per share)

----------------------------------------------------------------------------------------------------------------------------------
                                                      3Q 2005         3Q 2004      3Q 2005         2Q 2005           3Q 2005
                                                    (Estimated)       (Actual)   (Estimated)       (Actual)        (Estimated)
                                                                                     vs.                                vs.
                                                                                   3Q 2004                           2Q 2005
                                                                                   (Actual)                          (Actual)
----------------------------------------------------------------------------------------------------------------------------------
Sales                                                 $170-$180         $138       23%-30%            $185           (8)%-(3)%
----------------------------------------------------------------------------------------------------------------------------------
Income from Operations per Share (diluted)(a)(b)    $0.30-$0.32        $0.30         0%-7%           $0.33           (9)%-(3)%
----------------------------------------------------------------------------------------------------------------------------------
Pro-forma Earnings per Share (diluted)(a)(b)(c)     $0.24-$0.27        $0.24        0%-13%           $0.28          (14)%-(4)%
----------------------------------------------------------------------------------------------------------------------------------

Note:
(a) The income from operations and pro-forma earnings per share estimate and comparison figures for prior periods exclude any one-time income or expense items.
(b) The diluted earnings per share will be affected by the fluctuation in the total number of outstanding shares.
(c) The pro-forma earnings per share estimate is calculated with a current minority interest of approximately 27.9% of NTEEP and approximately 28.4% in JIC. Minority interest may fluctuate within and between quarters.


Investment in TCL Communication
-------------------------------

Due to the share swap between TCL Communication and Alcatel on July 18, 2005, the shareholding of Nam Tai in TCL Communication decreased from 9% to 8.57%.

In light of the performance of the share price of TCL Communication, the Company considered it a prudent approach to record the unrealized loss of its investment in TCL Communication pursuant to the guidance from Emerging Issue Task Force 03-1 issued by the Financial Accounting Standard Board. Accordingly, based on the share price of TCL Communication as at June 30, 2005, an unrealized loss of $6.5 million was recorded in Nam Tai's income statement for the second quarter of 2005. Such unrealized loss has no impact on Nam Tai's cash position.

Compliance with Sarbanes-Oxley Act
----------------------------------

The Company is working towards full compliance with the relevant sections of the Sarbanes-Oxley Act as scheduled.

Supplementary Information (Unaudited) for the Second Quarter of 2005
--------------------------------------------------------------------

1. Quarterly Sales Breakdown
   (In Thousands of US Dollars)

   ---------------------------------------------------------------------------------------------------------------------
   Quarter                    2005                  2004                   YoY(%)                     YoY(%)
                                                                        (Quarterly)           (Quarterly accumulated)
   ---------------------------------------------------------------------------------------------------------------------
   1st Quarter              156,923                95,435                   64.4                       64.4
   ---------------------------------------------------------------------------------------------------------------------
   2nd Quarter              185,277               147,664                   25.5                       40.8
   ---------------------------------------------------------------------------------------------------------------------
   3rd Quarter                                    137,986
   ---------------------------------------------------------------------------------------------------------------------
   4th Quarter                                    152,776
   ---------------------------------------------------------------------------------------------------------------------
   Total                    342,200               533,861
   ---------------------------------------------------------------------------------------------------------------------

2. Net Sales Breakdown by Product Segment

   --------------------------------------------------------------------------------------------
                                                       2005                    2004
   --------------------------------------------------------------------------------------------
   Segment                                     2nd Quarter    YTD     2nd Quarter     YTD
                                                   (%)        (%)         (%)         (%)
   --------------------------------------------------------------------------------------------
   Consumer Electronics and
   Communication Products(a)(e)                    21%        24%         32%         31%

   --------------------------------------------------------------------------------------------
   Telecom. Components Assembly:
     - Telecom. Components Assembly(b)             70%        67%         59%         58%
     - Software Development Services(c)(e)          0%         1%          1%          1%

   --------------------------------------------------------------------------------------------
   Parts & Components:
     - LCD Panels(d)                                9%         8%          8%         10%

   --------------------------------------------------------------------------------------------
                                                  100%       100%        100%        100%
   --------------------------------------------------------------------------------------------

Note:
(a) Represents the sales of NTEEP
(b) Represents the sales of Zastron Precision-Tech Limited.
(c) Represents the sales of Namtek Software Development Company Limited ("Namtek").
(d) Represents the sales of JIC.
(e) Namtek was injected into NTEEP on May 17, 2005 and became a 100% wholly owned subsidiary of NTEEP. Sales in relation to Software Development Services of Namtek was therefore included in Consumer Electronics and Communication Products from the second quarter of 2005.

3. Key Highlight of Financial Position

   --------------------------------------------------------------------------------------------------------------
                                                             (unaudited)                      (audited)
                                                            As at June 30                 As at December 31
   --------------------------------------------------------------------------------------------------------------
                                                     2005                  2004                  2004
   --------------------------------------------------------------------------------------------------------------
   Cash on Hand                                $155.0 million        $121.4 million        $160.6 million
   --------------------------------------------------------------------------------------------------------------
   Marketable Securities                        $26.4 million              --              $41.9 million
   --------------------------------------------------------------------------------------------------------------
   Cash/Current Liabilities                         1.39                  1.05                  1.38
   --------------------------------------------------------------------------------------------------------------
   Current Ratio                                    2.78                  2.44                  2.87
   --------------------------------------------------------------------------------------------------------------
   Total Assets/Total Liabilities                   3.81                  4.18                  3.79
   --------------------------------------------------------------------------------------------------------------
   Debtors Turnover                                50 days              86 days               62 days
   --------------------------------------------------------------------------------------------------------------
   Inventory Turnover                              16 days              34 days               18 days
   --------------------------------------------------------------------------------------------------------------
   Average Payable Period                          44 days              79 days               72 days
   --------------------------------------------------------------------------------------------------------------

With $12.3 million of net cash provided by operating activities in the second quarter of 2005, the Company continues to maintain a strong financial position even after the payment of quarterly dividends of $16.4 million during the second quarter of 2005. Moreover, the Company's other financial ratios remain healthy.

Second Quarter Results Analyst Conference Call
----------------------------------------------

The Company will hold a conference call on Monday, August 1, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0932 just prior to its start time.

Dividends
---------

The record date for the third quarter dividend of $0.33 per share is September 30, 2005 and the payment date is October 21, 2005.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC") and their Second Quarter Results were announced earlier today in Hong Kong. Interested investors may go to the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC on The Stock Exchange of Hong Kong Limited are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year.

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales projected income from operations per share (diluted) and projected pro-forma earnings per share (diluted) for the third quarter of 2005, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the third quarter of 2005, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
-----------------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(In Thousands of US Dollars except share data)


                                                               Unaudited                    Unaudited
                                                          Three months ended            Six months ended
                                                               June 30                       June 30
                                                          2005          2004          2005            2004
-----------------------------------------------------------------------------------------------------------------------
Net sales - related parties                           $   1,038      $  11,594      $   6,143      $  19,329
Net sales - third parties                               184,239        136,070        336,057        223,770
                                                    -------------------------------------------------------------------
Total net sales                                         185,277        147,664        342,200        243,099
Cost of sales                                           161,442        125,389        299,948        206,528
                                                    -------------------------------------------------------------------

Gross profit                                             23,835         22,275         42,252         36,571

Costs and expenses
  Selling, general and administrative expenses            7,838          7,603         15,040         13,926
  Research and development expenses                       1,675          1,257          3,156          2,299
                                                    -------------------------------------------------------------------
                                                          9,513          8,860         18,196         16,225
                                                    -------------------------------------------------------------------
Income from operations                                   14,322         13,415         24,056         20,346

Other income (expenses) - net                            (1,797)           779         (2,294)         1,943
Gain on partial disposal of subsidiaries                  1,930         71,071          7,800         71,071
Unrealized loss on marketable securities                 (6,525)            --         (6,525)            --
Interest income                                             787            173          1,460            248
Interest expense                                           (102)           (30)          (184)           (51)
                                                    -------------------------------------------------------------------

Income before income taxes and minority interests         8,615         85,408         24,313         93,557
Income taxes                                               (196)          (311)          (337)          (589)
                                                    -------------------------------------------------------------------
Income before minority interests and equity               8,419         85,097         23,976         92,968
  in (loss) income of an affiliated company
Minority interests                                       (2,280)        (2,104)        (4,031)        (2,680)
                                                    -------------------------------------------------------------------
Income after minority interests                           6,139         82,993         19,945         90,288
Equity in (loss) income of an affiliated company           (142)            34           (142)           126
                                                    -------------------------------------------------------------------
Net income                                            $   5,997      $  83,027      $  19,803      $  90,414
                                                    ===================================================================
Net income per share
  Basic                                               $    0.14      $    1.93      $    0.46      $    2.14
                                                    ===================================================================
  Diluted                                             $    0.14      $    1.92      $    0.46      $    2.14
                                                    ===================================================================

Weighted average number of shares ('000')
  Basic                                                  42,736         43,100         42,706         42,165
  Diluted                                                42,988         43,141         42,943         42,217

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------
AS AT JUNE 30, 2005 AND DECEMBER 31, 2004
(In Thousands of US Dollars)

                                                              Unaudited         Audited
                                                               June 30,       December 31,
                                                                 2005             2004
------------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                    $ 155,045        $ 160,649
 Marketable securities                                           26,381           41,906
 Accounts receivable, net                                        93,990           90,362
 Amount due from a related party                                     --               66
 Inventories                                                     25,676           23,096
 Prepaid expenses and other receivables                           2,476           12,087
 Income taxes recoverable                                         7,937            6,566
                                                             -----------------------------------
      Total current assets                                      311,505          334,732

Investment in affiliated companies                                2,907            3,049
Property, plant and equipment, at cost                          176,217          158,147
Less: accumulated depreciation and amortization                 (68,051)         (60,706)
                                                             -----------------------------------
                                                                108,166           97,441
Deposits for property, plant and equipment                        1,869            7,701
Intangible assets                                                17,522           16,290
Other assets                                                      1,260            1,260
                                                             -----------------------------------
  Total assets                                                $ 443,229        $ 460,473
                                                             ===================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Notes payable                                                $   3,939        $   2,080
 Long term bank loan - current portion                            3,075            2,875
 Accounts payable                                                72,755           89,570
 Accrued expenses and other payables                             17,738           16,661
 Amount due to a related party                                      159               --
 Dividend payable                                                14,104            5,120
 Income taxes payable                                               165              183
                                                             -----------------------------------
      Total current liabilities                                 111,935          116,489

Long-term bank loan - non-current portion                         4,275            5,163
                                                             -----------------------------------
      Total liabilities                                         116,210          121,652

Minority interests                                               36,108           33,768

Shareholders' equity:
 Common shares                                                      427              426
 Additional paid-in capital                                     242,757          241,756
 Retained earnings                                               47,922           56,324
 Accumulated other comprehensive (loss) income (Note 1)            (195)           6,547
                                                             -----------------------------------
      Total shareholders' equity                                290,911          305,053
      Total liabilities and shareholders' equity              $ 443,229        $ 460,473
                                                             ===================================

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(In Thousands of US Dollars)
                                                                      Unaudited                    Unaudited
                                                                 Three months ended             Six months ended
                                                                       June 30                      June 30
                                                                 2005          2004           2005           2004
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $   5,997      $  83,027      $  19,803      $  90,414
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization of property,                      4,248          3,425          8,092          6,705
    plant and equipment
  Amortization of intangible assets                                  23             24             46             47
  Net loss (gain) on disposal of property, plant                     59            (79)            30            (48)
    and equipment
  Gain on partial disposal of subsidiaries                       (1,930)       (71,071)        (7,800)       (71,071)
  Unrealized loss on marketable securities                        6,525             --          6,525             --
  Equity in (loss) income of an affiliated company                  142            (34)           142           (126)
  Minority interests                                              2,280          2,104          4,031          2,680
Changes in current assets and liabilities, net of effects
  of acquisition and disposal:
  Increase in accounts receivable                                  (290)       (52,599)        (3,628)       (45,306)
  Decrease in amount due from a related party                        --          1,477             66          1,022
  Increase in inventories                                        (4,132)        (5,575)        (2,580)       (11,579)
  Decrease (increase) in prepaid expenses and other                 383           (209)          (608)         1,380
    receivables
  Increase in income taxes recoverable                             (813)        (1,152)        (1,371)        (1,322)
  Increase in notes payable                                         781          6,323          1,859          5,291
  (Decrease) increase in accounts payable                        (2,547)        27,336        (16,815)        28,105
  Increase in accrued expenses and other payables                 2,593          4,627            605          1,764
  (Decrease) increase in amount due to a related party             (957)            --            159             --
  (Decrease) increase in income taxes  payable                       (6)            74            (18)           289
                                                              -----------------------------------------------------------
         Total adjustments                                        6,359        (85,329)       (11,265)       (82,169)
                                                              -----------------------------------------------------------

                                                              -----------------------------------------------------------
Net cash provided by (used in) operating activities           $  12,356      $  (2,302)     $   8,538      $   8,245
                                                              -----------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of long term investment                         $      --      $ (25,073)     $      --      $ (25,084)
  Purchase of property, plant and equipment                      (7,542)        (7,258)       (18,870)       (12,865)
  Deposit for purchase of property, plant & equipment             2,788         (2,863)         5,832         (3,562)
  Proceeds from disposal of property, plant and equipment            10          2,989             48          3,010
  Proceeds from partial disposal of subsidiaries                                92,767         20,055         92,767
                                                              -----------------------------------------------------------
Net cash (used in) provided by investing activities           $  (4,744)     $  60,562      $   7,065      $  54,266
                                                              -----------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                         $ (16,401)     $  (5,199)     $ (21,521)     $  (7,665)
  Repayment of bank loans                                          (769)          (281)        (1,488)          (563)
  Proceeds from bank loans                                           --          5,200            800          5,200
  Proceeds from shares issued on exercise of options                 57             72          1,002             72
                                                              -----------------------------------------------------------
Net cash used in financing activities                         $ (17,113)     $    (208)     $ (21,207)     $  (2,956)
                                                              -----------------------------------------------------------

Net (decrease) increase in cash and cash equivalents             (9,501)        58,052         (5,604)        59,555
Cash and cash equivalents at beginning of period                164,546         63,330        160,649         61,827
                                                              -----------------------------------------------------------
Cash and cash equivalents at end of period                    $ 155,045      $ 121,382      $ 155,045      $ 121,382
                                                              ===========================================================

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED JUNE 30, 2005 AND 2004
(In Thousands of US Dollars)


1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized loss on marketable securities. The comprehensive income of the Company was $19,610 (including an unrealized loss on marketable securities of US$193 in relation to TCL Corporation) and $90,414 for the six months ended June 30, 2005 and June 30, 2004 respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecom. Components Assembly ("TCA") segment, and the LCD Panels ("LCDP") segment.


                                Unaudited                     Unaudited
                            Three months ended             Six months ended
                                 June 30                       June 30
                           2005            2004          2005            2004
--------------------------------------------------------------------------------
NET SALES:
 - CECP                  $ 39,668       $ 47,316       $ 81,696       $ 74,794
 - TCA                    129,905         87,722        232,527        144,593
 - LCDP                    15,704         12,626         27,977         23,712
                        --------------------------------------------------------

     Total net sales     $185,277       $147,664       $342,200       $243,099
                        ========================================================

NET INCOME:
 - CECP                  $  4,665       $  6,392       $  8,547       $  9,631
 - TCA                        221         75,985          9,536         79,448
 - LCDP                     1,111            650          1,720          1,335
                        --------------------------------------------------------

     Total net income    $  5,997       $ 83,027       $ 19,803       $ 90,414
                        ========================================================


                                                      Unaudited        Audited
                                                       June 30,        Dec. 31,
                                                         2005           2004
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
 - CECP                                                $134,615       $134,473
 - TCA                                                  251,949        274,664
 - LCDP                                                  56,665         51,336
                                                     ---------------------------
     Total assets                                      $443,229       $460,473
                                                     ===========================

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:


                                                      Unaudited                        Unaudited
                                                 Three months ended                 Six months ended
                                                       June 30                          June 30
                                                2005             2004             2005             2004
-------------------------------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
 - Hong Kong and Macao:
      Unaffiliated customers                 $  15,704        $  12,626        $  27,977        $  23,712
      Inter-companies sales                        240              140              426              246

 - PRC, excluding Hong Kong and Macao:
      Unaffiliated customers                   169,573          123,444          314,223          200,058
      Related party                                 --           11,594               --           19,329
      Inter-companies sales                      1,038            1,711            6,143            4,393


 - Inter-companies eliminations                 (1,278)          (1,851)          (6,569)          (4,639)
                                           ------------------------------------------------------------------

      Total net sales                        $ 185,277        $ 147,664        $ 342,200        $ 243,099
                                           ==================================================================

NET INCOME WITHIN:
 - PRC, excluding Hong Kong and Macao        $   9,152        $  10,010        $  14,175        $  16,398
 - Macao                                         8,757            5,429           14,271            5,687
 - Hong Kong                                   (11,192)          67,588           (8,643)          68,329
                                           ------------------------------------------------------------------

      Total net income                       $   5,997        $  83,027        $  19,803        $  90,414
                                           ==================================================================





                                                  Unaudited           Audited
                                                   June 30,           Dec. 31,
                                                    2005                2004
--------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
 - PRC, excluding Hong Kong and Macao             $  95,610          $ 84,453
 - Macao                                                117               134
 - Hong Kong                                         12,439            12,854
                                                 -------------------------------
      Total long-lived assets                     $ 108,166          $ 97,441
                                                 ===============================